UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. 3)*

Interpharm Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

460588106
(CUSIP Number)

Andrew Nicholson Aisling Capital 888 Seventh Avenue, 30th Floor New York, NY 10106 (212) 651-6380
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460588106	Page 2 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Aisling Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 14,978,763 (1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 14,978,763 (1) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,978,763 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* PN

(1)

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 881,517 shares of common stock issuable upon the initial conversion of $861,826 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 3 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Aisling Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 14,978,763 (1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 14,978,763 (1) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,978,763 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* PN

(1)

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 881,517 shares of common stock issuable upon the initial conversion of $861,826 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 4 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Aisling Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 14,978,763 (1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 14,978,763 (1) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,978,763 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* OO

(1)

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 881,517 shares of common stock issuable upon the initial conversion of $861,826 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 5 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 14,978,763 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 14,978,763 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,978,763 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* IN

(1)

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 881,517 shares of common stock issuable upon the initial conversion of $861,826 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 6 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 14,978,763 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 14,978,763 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,978,763 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* IN

(1)

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 881,517 shares of common stock issuable upon the initial conversion of $861,826 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 7 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 14,978,763 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 14,978,763 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,978,763 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* IN

(1)

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 881,517 shares of common stock issuable upon the initial conversion of $861,826 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 8 of 13 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Interpharm Holdings, Inc. (the "Issuer"). This Amendment No. 3 (“Amendment No. 3”) supplementally amends the initial statement on Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 19, 2007, as amended by Amendment No. 1 to the Schedule 13D, filed by the Reporting Persons with the SEC on March 3, 2008, and Amendment No. 2 to the Schedule 13D, filed by the Reporting Persons with the SEC on April 29, 2008 (together, the "Initial Statement"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 75 Adams Avenue, Hauppauge, New York 11788. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.	Identity and Background.
	(a)	No material change.
	(b)	No material change.
	(c)	No material change.
	(d)	No material change.
	(e)	No material change.
	(f)	No material change.
Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended by adding the following at the end thereof:

On May 2, 2008, the Issuer entered into Amendment No. 1 (the “Amendment”) to the Asset Purchase Agreement with Amneal Pharmaceuticals of New York, LLC (“Amneal”) and, with respect to certain provisions of the Amendment, certain shareholders of the Issuer, including, but not limited to, Aisling (the “Majority Shareholders”). Under the Amendment, the Issuer agreed to adjust the purchase price for the acquisition by Amneal of substantially all of the assets of the Issuer. In addition, the Issuer

CUSIP No. 460588106	Page 9 of 13 Pages

agreed to deliver a binding written consent signed by the holders of a majority of the outstanding shares of the Series A-1 Preferred Stock, all of the outstanding shares of the Series D-1 Preferred Stock and a majority of the outstanding shares of the Common Stock approving the Amendment, the Issuer’s execution and delivery of the Amendment and the Issuer’s consummation of each of the transactions contemplated by the Asset Purchase Agreement, as amended by the Amendment.

On May 1, 2008, the Series D-1 Holders, including Aisling, the Series A-1 Holders, Ravis Holdings, P&K Holdings, Raj Sutaria, Ravi Sutari and Bhupatalal K. Sutaria, entered into an Amended and Restated Proceeds Sharing Agreement (the "Amended and Restated Proceeds Sharing Agreement"). Under the Amended and Restated Proceeds Sharing Agreement, the parties agreed to, subject to certain exceptions, hold all shares of Common Stock and Preferred Stock currently held by them until the stockholder meeting held for the purposes of approving the Asset Purchase, refrain from exercising any dissenter rights or rights of appraisal under applicable law with respect to the Asset Purchase and vote in favor of the Asset Purchase at such meeting.

Under the Proceeds Sharing Agreement, each of the Series D-1 Holders agreed, severally and not jointly, that, if, as a result of the Asset Purchase (i) all holders of the Issuer’s Common Stock receive aggregate distributions with respect to the Common Stock of less than $3 million and (ii) such Series D-1 Holder receives distributions from the Issuer with respect to its holdings of the Series D-1 Preferred Stock in excess of $6,500,000 (the “Excess Amount”), it shall direct the Issuer to distribute or shall itself distribute, the Excess Amount to all holders of the Common Stock, on a pro rata basis, until the holders of Common Stock have received aggregate proceeds of $3,000,000 as a result of distributions made in connection with the Asset Purchase. In addition, pursuant to the Proceeds Sharing Agreement, subject to certain exceptions, the Preferred Holders agreed, severally and not jointly, that, if, as a result of the Asset Purchase, each of the Series D-1 Holders receives distributions from the Issuer with respect to its holdings of its Series D-1 Preferred Stock in excess of $2,000,000, each Preferred Holder will pay (i) Bhupatalal K. Sutaria its pro rata share of $850,000 (subject to reduction as set forth in the Amended and Restated Proceeds Standby Agreement) and (ii) Raj Sutaria its pro rata share of $350,000 (subject to reduction as set forth in the Amended and Restated Proceeds Standby Agreement). In the event that the Series D-1 Holders receive distributions as a result of the Asset Sale of less than $2,400,000, then the amount that the Preferred Holders would otherwise have to pay to Bhupatalal K. Sutaria and Raj Sutaria pursuant to the Amended and Restated Proceeds Sharing Agreement shall be reduced (ratably between Bhupatalal K. Sutaria and Raj Sutaria) so that each of the Series D-1 Holders will retain, after the payments to Bhupatalal K. Sutaria and Raj Sutaria, at least $2,000,000.

The summaries of each of the Amendment and the Amended and Restated Proceeds Sharing Agreement set forth above do not purport to be complete and are subject to, and are qualified in their entirety by reference to the Amendment and the Amended and Restated Proceeds Sharing Agreement which are filed as Exhibits 11 and 12 hereto, respectively, and incorporated herein by reference.

CUSIP No. 460588106	Page 10 of 13 Pages

As a result of the Amended and Restated Proceeds Sharing Agreement, the Reporting Persons may be deemed to be a member of a group, within the meaning of Rule 13d-5 of the Exchange Act, with the other parties to the Amended and Restated Proceeds Sharing Agreement. Each of the Reporting Persons disclaims membership in such a group, and this statement shall not be construed as an admission that any of the Reporting Persons is, for any or all purposes, a member of such a group.

In addition, as noted in the Initial Statement, as a result of the Proxy, the Reporting Persons may be deemed to be a member of a group, within the meaning of Rule 13d-5 of the Exchange Act, with the other parties to the Proxy. Each of the Reporting Persons disclaims membership in such a group, and this statement shall not be construed as an admission that any of the Reporting Persons is, for any or all purposes, a member of such a group.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:

(a)           The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 66,738,422 shares of Common Stock outstanding as of February 11, 2008, which is the total number shares of Common Stock outstanding as of such date as reported by the Issuer in its Quarterly report on Form 10-Q filed with the SEC on February 15, 2008. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 14,978,763 shares of Common Stock (approximately 18.5% of the outstanding shares of Common Stock), consisting of (i) 548,315 shares of Common Stock, (ii) 2,281,914 shares of Common Stock issuable upon the exercise of the Warrant, (iii) 10,960,000 shares of Common Stock issuable upon the conversion of 10,412 shares of the Series D-1 Preferred Stock, (iv) 881,517 shares of Common Stock upon conversion of the 12% Convertible Note and (v) 307,017 shares of Common Stock upon exercise of the Note Warrant.

(b)          (i)   Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 14,978,763 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(ii)   By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the

CUSIP No. 460588106	Page 11 of 13 Pages

power to direct the voting and disposition of the 14,978,763 shares of Common Stock beneficially owned by the Reporting Persons.

(c)           No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 of this Schedule 13D, has effected any transaction in shares of Common Stock during the preceding 60 days.

(d)          The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling, to the extent that Aisling Partners, the general partner of Aisling, elects to distribute such dividends or proceeds.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference; otherwise, the information set forth in Item 6 of the Initial Statement remains unchanged.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1:	Joint Filing Agreement dated as of November 16, 2007, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).
Exhibit 2	Securities Purchase Agreement, dated May 15, 2006, by and among the Issuer and Aisling Capital II, LP (previously filed).
Exhibit 3	Form of Certificate of Designations, Preferences and Rights of Series C-1 Convertible Preferred Stock (previously filed).
Exhibit 4	Warrant to Purchase Common Stock (previously filed).
Exhibit 5	Registration Rights Agreement, dated May 15, 2006 by and among the Issuer, Tullis-Dickerson Capital Focus III and Aisling Capital II, LP, as amended (previously filed).
Exhibit 6	Consent and Waiver Agreement, dated November 8, 2007, by and among the Issuer, Tullis-Dickerson Capital Focus III and Aisling Capital II, LP. (previously filed).
Exhibit 7	Irrevocable Proxy, date November 8, 2007 (previously filed).
Exhibit 8

Securities Purchase Agreement, dated November 14, 2007, by and among the Issuer, Tullis-Dickerson Capital Focus III, Aisling Capital II, LP, Cameron Reid, P&K Holdings I, LLC, Rametra Holdings I, LLC, Rajs Holdings I, LLC, Perry Sutaria and Raj Sutaria (previously filed).

CUSIP No. 460588106	Page 12 of 13 Pages

Exhibit 9

Asset Purchase Agreement, dated April 24, 2008, by and among Interpharm Holdings, Inc., Amneal Pharmaceuticals of New York, LLC and certain shareholders of Interpharm Holdings, Inc. listed on the signature pages attached thereto (previously filed).

Exhibit 10

Proceeds Sharing Agreement, dated April 24, 2008, by and among Tullis-Dickerson Capital Focus III, L.P, Aisling Capital II, LP, Ravis Holdings I, LLC, P&K Holdings, LLC, Dr. Maganlal K. Sutaria, Perry Sutaria, Raj Holdings I, LLC, Raj Sutaria, Ravi Sutari and Bhupatalal K. Sutaria. (previously filed).

Exhibit 11

Amendment No. 1, dated April 30, 2008, to the Asset Purchase Agreement by and among Interpharm Holdings, Inc., Amneal Pharmaceuticals of New York, LLC and certain shareholders of Interpharm Holdings, Inc. listed on the signature pages attached thereto.

Exhibit 12

Amended and Restated Proceeds Sharing Agreement, dated April 30, 2008, by and among Tullis-Dickerson Capital Focus III, L.P, Aisling Capital II, LP, Ravis Holdings I, LLC, P&K Holdings, LLC, Dr. Maganlal K. Sutaria, Perry Sutaria, Raj Holdings I, LLC, Raj Sutaria, Ravi Sutari and Bhupatalal K. Sutaria.

CUSIP No. 460588106	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2008

AISLING CAPITAL II, LP
By:	Aisling Capital Partners, LP General Partner
By:	Aisling Capital Partners LLC Managing Member
	By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member and Senior Managing Director

AISLING CAPITAL PARTNERS, LP
By:	Aisling Capital Partners LLC Managing Member
	By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member and Senior Managing Director

AISLING CAPITAL PARTNERS LLC
By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member and Senior Managing Director
By:	/s/ Steve Elms
Name: Steve Elms
By:	/s/ Andrew Schiff
Name: Andrew Schiff

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).